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EXHIBIT (a)(5)(B)

Contact:	Gregory Hughes Chief Financial Officer (212) 594-2700

Reckson Operating Partnership, L.P. Announces Final Results of Change in Control
Cash Tender Offer for its Outstanding 4.00% Exchangeable Senior Debentures due 2025

        NEW YORK, March 15, 2007—Reckson Operating Partnership, L.P. (the "Company") announced today the final results of its previously announced cash tender offer for any and all of its outstanding $287,500,000 4.00% Exchangeable Senior Debentures due 2025 (the "Debentures"). The indenture governing the Debentures required the Company to make the offer as a result of the change in control of the Company that occurred on January 25, 2007 when SL Green Realty Corp. acquired all of the outstanding shares of common stock of Reckson Associates Realty Corp. in a merger transaction.

        The offer for the Debentures expired at 9:00 a.m., Eastern Time on March 15, 2007.

        The Company has been advised by The Bank of New York, which acted as depositary for the offer, that no Debentures were validly tendered pursuant to the terms of the offer prior to its expiration.

        The Company plans to file a final amendment to its Tender Offer Statement on Schedule TO reporting the results of the offer with the Securities and Exchange Commission later today.

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Company Profile

        SL Green Realty Corp. is a self-administered and self-managed real estate investment trust, or REIT, that predominantly acquires, owns, repositions and manages Manhattan office properties. The Company is the only publicly held REIT that specializes in this niche. As of March 1, 2007, the Company owned 33 New York City office properties totaling approximately 24 million square feet, making it New York's largest office landlord. In addition, SL Green holds investment interests in Manhattan retail properties totaling approximately 300,000 square feet at eight properties, along with ownership of 24 suburban assets totaling 3.6 million square feet in Westchester County and Connecticut.

        To be added to the Company's distribution list or to obtain the latest news releases and other Company information, please visit our website at www.slgreen.com or contact Investor Relations at 212-226-1601.

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Reckson Operating Partnership, L.P. Announces Final Results of Change in Control Cash Tender Offer for its Outstanding 4.00% Exchangeable Senior Debentures due 2025